UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: August 31, 2020	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 42634

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/2017_____ AND ENDING _____12/31/2017_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DABBAH SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 AVENUE OF THE AMERICAS - 27TH FLOOR
(No. and Street)

NEW YORK   NY   10019
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE DABBAH   212 697-9870
                                            (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name -- *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE   WOODBURY   NY   11797
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

---

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ STEVE DABBAH _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ DABBAH SECURITIES CORP. _____, as of _____ 31-Dec _____ 20 17 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ NONE _____

_____

_____



Signature

PRESIDENT.

Title

Notary Public



MARTINA URENA
Notary Public - State of New York
NO. 01UR6326983
Qualified in Queens County
My Commission Expires Jun 29, 2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Management statement regarding compliance with the exemption provisions for SEC Rule 15c3-3
- ☒ (p) Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DABBAH SECURITIES CORP.

Financial Statements

December 31, 2017

Dabbah Securities Corp.
Table of Contents
December 31, 2017



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Dabbah Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dabbah Securities Corp. as of December 31, 2017, and the related statements of operations, changes in stockholder' equity, and cash flows for the year then ended and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Dabbah Securities Corp. as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Dabbah Securities Corp.'s management. Our responsibility is to express an opinion on Dabbah Securities Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dabbah Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital on page 11 has been subjected to audit procedures performed in conjunction with the audit of Dabbah Securities Corp.'s financial statements. The supplemental information is the responsibility of Dabbah Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 and the regulations under the Commodity Exchange Act. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weshley, Moler, Kuartz + Goldfarb, LLP

We have served as the Dabbah Securities Corp.'s auditor since 2009.

Woodbury, New York
February 10, 2018

DABBAH SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash	$	1,862
Marketable securites		1,427,821
Due from broker		636,497
Other assets		11,155
Furniture, equipment and improvements, net of accumulated depreciation of $1,002		1,772
Total assets	$	2,079,107

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	3,765
Due to stockholder		94,574
Total liabilities	$	98,339

STOCKHOLDER'S EQUITY

Common stock, no par value; 10,000 shares authorized, 3,000 shares issued and outstanding	$	59,800
Additional paid-in-capital		1,010,000
Retained earnings		910,968
Total stockholder's equity	$	1,980,768
Total liabilities and stockholder's equity	$	2,079,107

DABBAH SECURITIES CORP.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2017

REVENUES

Commissions	$	543,309
Trading gains, net of losses		399,245
Other income		2,738
Interest and dividends		28,091
Total revenues	$	973,383

EXPENSES

Trading expenses and commissions	$	177,069
Employee compensation and related		41,486
Professional fees		63,748
License and registration fees		5,362
Communtications & technology		32,111
Depreciation		2,205
Interest		6,876
Insurance		55,909
General, administrative and other		155,602
Total expenses	$	540,368
Income before income taxes	$	433,015
Provision for income taxes		40,216
Net income	$	392,799

DABBAH SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2017

	Shares		Common Stock		Additional Paid-In-Capital		Retained Earnings		Total Stockholder's Equity
Balance at January 1, 2017	3,000	$	59,800	$	1,010,000	$	518,169	$	1,587,969
Net income	-		-		-		392,799		392,799
Balance at December 31, 2017	3,000	$	59,800	$	1,010,000	$	910,968	$	1,980,768

The accompanying notes are an integral part of the financial statements.


DABBAH SECURITIES CORP.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2017


CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 392,799
Adjustments to reconcile net income to net cash provided by operating activities:	
Trading gains net of losses	(399,245)
Depreciation	2,205
Cash flow from changes in assets and liabilities:	
Purchases of marketable securities, net of sales	(99,172)
Decrease in due from broker	219,709
Decrease in other assets	485
Decrease in accounts payable and accrued expenses	(1,523)
Total adjustments	(277,541)
Net cash provided by operating activities	$ 115,258

CASH FLOWS FROM INVESTING ACTIVITIES

None	$ -

CASH FLOWS FROM FINANCING ACTIVITIES

Decrease in due to stockholder	$ (118,512)

Net change in cash	$ (3,254)
Cash at beginning of year	5,116
Cash at end of year	$ 1,862

SUPPLEMENTAL CASH FLOW DISCLOSURES:

Interest paid	$ 6,876
Income taxes paid	$ -

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Dabbah Securities Corp. (the "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the National Futures Association ("NFA").

Revenue Recognition

The Company's business consists substantially of commissions based on customer transactions and income from proprietary trading. Commission revenues are recorded on a trade date basis. The Company is a non-clearing broker and, accordingly, utilizes a clearing broker on a fully disclosed basis on applicable transactions.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 10, 2018, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

Marketable Securities

Marketable securities are reflected at the closing price on the day of valuation with resultant unrealized gains or losses reflected in net income for the year. The financial statements reflect realized gains and losses on dispositions of investment securities on a trade date basis. The cost of marketable securities sold is determined on the specific identification method.

Good Faith Deposit

At December 31, 2017 the Company maintained Good Faith Deposits totaling $25,000 with its current clearing/trading firm. The Company's active deposits are invested in money market funds which maintain a constant $1 per share value.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Income Taxes

The Company has elected to be treated as a Subchapter S Corporation for federal and state purposes and, as a result, will generally not be subject to corporate income taxes. The Company's shareholder is taxed on the Company's income. However, New York City does not recognize S corporation status and, accordingly, local corporation income taxes will continue to be payable by the Company in addition to certain alternative and minimum taxes to various state agencies where applicable.

Due To/From Broker

The Company maintains proprietary trading positions in broker accounts. The balances in these accounts and the related margin balances are reflected as due to/from brokers in the accompanying financial statements.

NOTE 2 – COMPUTER EQUIPMENT

Computer equipment is stated at cost. Depreciation is provided for on the straight-line basis using estimated useful lives.

A summary of computer equipment is as follows:

Computer equipment	$	2,774
Less accumulated depreciation		(1,002)
Computer equipment, net	$	1,772

NOTE 3 - MARKETABLE SECURITIES

The Company's investments in marketable securities are held primarily for short-term trading profits and are classified as trading securities and are reflected at fair value. At December 31, 2017 marketable securities consisted of common stocks ($978,501), bonds ($184,470) and options ($264,850).

NOTE 3 - MARKETABLE SECURITIES *(continued)*

Accounting Standards Codification 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in accordance with professional standards, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Pricing inputs are unadjusted, quoted prices in active markets for identical assets or liabilities the Company has ability to access.

Level 2 – Pricing inputs are quoted prices for similar investments, or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term through corroboration with observable market data.

Level 3 – Pricing inputs are unobservable for the asset or liability and rely on management's own assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Management considers all investments to be valued using Level 1 inputs.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $1,273,779 which was $1,173,779 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .077 to 1.

NOTE 5 – REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 6 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii).

NOTE 7 – CREDIT AND OFF BALANCE SHEET RISK

The Company receives its commission income from customer transactions on a monthly basis from its clearing brokers and, accordingly, is not exposed to credit risk. At certain times throughout the year the Company may maintain bank account balances in excess of federally insured limits. The Company's clearing broker will require the Company to fulfill the obligation of a customer account that goes into default. The Company monitors customer accounts intraday to mitigate such risk.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company occupies office space under a lease executed by an affiliated company. Rent is charged between the affiliated companies according to an expense sharing agreement.

NOTE 9 – DUE TO STOCKHOLDER

As of December 31, 2017, the Company's stockholder has made short-term advances amounting to $94,574. These advances are due on demand without interest.

Supplementary Information

DABBAH SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2017

NET CAPITAL		
Total stockholder's equity	$	1,980,768
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital	$	1,980,768
Additions: none		
Deductions:		
Non-allowable assets	$	(25,427)
Proprietary charges on commodities		(372,139)
Total deductions	$	(397,566)
Net capital before haircuts on securities positions	$	1,583,202
Haircuts on securities		(309,423)
Net capital	$	1,273,779
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$	3,765
Due to stockholder		94,574
Total aggregate indebtedness	$	98,339
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$	6,556
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	100,000
Net capital requirement (greater of (A) or (B))	$	100,000
Excess net capital	$	1,173,779
Net capital less 120% of minimum required	$	1,153,779
Ratio: Aggregate indebtedness to net capital		.077 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II A of Form X-17A-5 as of December 31, 2017)		
Net capital as reported in Company's Part II A (unaudited) FOCUS report	$	1,273,779
No differences		-
Net capital per above	$	1,273,779



WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM ON APPLYING
AGREED UPON PROCEDURES

To the Board of Directors of Dabbah Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Dabbah Securities Corp. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Dabbah Securities Corp. for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating Dabbah Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Dabbah Securities Corp.'s management is responsible for Dabbah Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York

February 10, 2018

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

WMK&G
Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by CFTC Regulation 1.16

To the Board of Directors of
Dabbah Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Dabbah Securities Corp. (the Company), as of and for the year ended December 31, 2017, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation 1.16 of the Commodities Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of the minimal financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described above would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to above are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described herein, were adequate at December 31, 2017, to meet the CFTC's objectives.

This report recognizes that it is not practical in an organization the size of Dabbah Securities Corp. to achieve all the divisions of duties and crosschecks generally included in an internal control environment and that alternatively, greater reliance must be placed on surveillance and direct involvement by management.

This report is intended solely for the information and use of Management, the CFTC and other agencies such as the National Futures Association ("NFA") which rely on Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 10, 2018



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To The Board of Directors of
Dabbah Securities Corp.

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) Dabbah Securities Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dabbah Securities Corp. claimed an exemption from 17 C.F.R. § 240.15c3-3: ((k)(2)(ii)) (the "exemption provisions") and (2) Dabbah Securities Corp. stated that Dabbah Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Dabbah Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dabbah Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 10, 2018

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

DABBAH SECURITIES CORP.
1370 AVENUE OF THE AMERICAS – 27TH FLOOR
NEW YORK, NY 10019

Exemption Report

Dabbah Securities Corp. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The company claimed an exemption for 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3(K)(2)(ii).

The company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(K)(2)(ii) throughout the most recent fiscal year (December 31, 2017) without exception.

Dabbah Securities Corp.

I, Steve Dabbah, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:_____

    Steve Dabbah, President

Date: February 10, 2018